SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NeoPhotonics Corporation

(Name of Issuer)

Common Stock, par value $0.0025 per share

(Title of Class of Securities)

64051T100

(CUSIP Number)

Joint Stock Company “RUSNANO”

Prospect 60-letiya Oktyabrya 10a

117036 Moscow

Russian Federation

+7 (495) 988-5388

With a copy to:

Michael J. Danaher

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64051T100

(1)	Names of Reporting Persons Joint Stock Company Joint Stock Company “RUSNANO”
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	SOURCE of Funds (See Instructions) WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or Place Of Organization Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 4,222,905 shares
	(8)	Shared Voting Power 0 shares
	(9)	Sole dispositive power 4,222,905 shares
	(10)	Shared Dispositive Power 0 shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,222,905 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.8%*
(14)	Type of Reporting Person (See Instructions) CO

*	Percentage calculated based on 43,079,000 shares of common stock, par value $0.0025 per share, outstanding as of April 30, 2017, as reported in the Form 10-Q, for the quarterly period ended March 31, 2017, of NeoPhotonics Corporation.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on May 7, 2012 (the “Schedule 13D”), by the Reporting Person relating to the common stock, par value $0.0025 per share, of the Issuer (the “Common Stock”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 2 and Item 5 of the Schedule 13D are hereby amended and restated as follows:

Item 2. Identity and Background.

The following is information with respect to the identity and background of the person filing this Statement:

(a) Name

This Statement is filed by Joint Stock Company “RUSNANO,” having Principal State Registration Number 1117799004333 (the “Reporting Person”).

Schedule A to this Statement, which is incorporated herein by reference, sets forth the name of each director and executive officer of the Reporting Person (collectively, the “Schedule A Persons”).

(b) Residence or Business Address

The address of the principal business and principal office of the Reporting Person is Prospect 60-letiya Oktyabrya 10a, 117036 Moscow, Russian Federation.

The business address of each of the Schedule A Persons is set forth on Schedule A and is incorporated herein by reference.

(c) Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of the Reporting Person is financing innovative nanotechnology projects.

The present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the Schedule A Persons is set forth on Schedule A and is incorporated herein by reference.

(d) Criminal Convictions

During the past five years, neither the Reporting Person nor any of the Schedule A Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings

During the past five years, neither the Reporting Person nor any of the Schedule A Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

The Reporting Person is a joint stock company organized under the laws of the Russian Federation. The Russian Federation owns 100% of the Reporting Person.

The citizenship of each of the Schedule A Persons is set forth on Schedule A and is incorporated herein by reference.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

Item 5. Interest in Securities of the Issuer.

(a) and (b)     The responses of the Reporting Person to rows 7, 8, 9, 10, 11 and 13 on the cover page of this Statement are incorporated herein by reference. As of the close of business on June 1, 2017, the Reporting Person beneficially owned 4,222,905 shares of Common Stock, representing approximately 9.8% of the outstanding shares of Common Stock. The percentage in this paragraph is calculated based on 43,079,000 shares of Common Stock outstanding as of April 30, 2017, as reported in the Form 10-Q, for the quarterly period ended March 31, 2017, of the Issuer.

(c)     Except as set forth below, the Reporting Person has not effected any transactions in the Common Stock during the 60 days prior to this Amendment.

Transaction Date	Purchase or Sale	No. of Shares	Price per Share	How Effected
05/23/2017	Sale	88,500	$9.10 (1)	Open Market
05/24/2017	Sale	4,400	$9.0705 (2)	Open Market
05/25/2017	Sale	150,000	$9.205 (3)	Open Market
05/26/2017	Sale	30,000	$9.078 (4)	Open Market
05/30/2017	Sale	13,000	$9.071 (5)	Open Market
05/31/2017	Sale	26,000	$9.07	Open Market
06/01/2017	Sale	438,100	$9.108 (6)	Open Market

(1)	The transaction was executed in multiple trades at prices ranging from $9.07 to$9.16 per share. The price reported above reflects the weighted average sale price. The Reporting Person hereby undertakes to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transaction was effected.

(2)	The transaction was executed in multiple trades at prices ranging from $9.07 to $9.08 per share. The price reported above reflects the weighted average sale price. The Reporting Person hereby undertakes to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transaction was effected.

(3)	The transaction was executed in multiple trades at prices ranging from $9.07 to $9.54 per share. The price reported above reflects the weighted average sale price. The Reporting Person hereby undertakes to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transaction was effected.

(4)	The transaction was executed in multiple trades at prices ranging from $9.07 to $9.14 per share. The price reported above reflects the weighted average sale price. The Reporting Person hereby undertakes to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transaction was effected.

(5)	The transaction was executed in multiple trades at prices ranging from $9.07 to $9.08 per share. The price reported above reflects the weighted average sale price. The Reporting Person hereby undertakes to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transaction was effected.

(6)	The transaction was executed in multiple trades at prices ranging from $9.07 to $9.22 per share. The price reported above reflects the weighted average sale price. The Reporting Person hereby undertakes to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transaction was effected.

(d)     Not applicable.

(e)     Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 2, 2017
Date

/s/ Yury Udaltsov
Signature

Yury Udaltsov, Deputy Chairman of the Management Board of Management Company RUSNANO LLC
Name/Title

Schedule A

Directors and Executive Officers of Joint Stock Company “RUSNANO”

The name and present principal occupation or employment of each director and executive officer of Joint Stock Company “RUSNANO” are set forth below. The business address for each person listed below is c/o Joint Stock Company “RUSNANO,” Prospect 60-letiya Oktyabrya 10a, 117036 Moscow, Russian Federation. All such directors and executive officers are citizens of the Russian Federation.

Name	Principal Occupation or Employment

Arkadiy Vladimirovich Dvorkovich	Chairman of the Board of Directors of Joint Stock Company “RUSNANO”, Deputy Chairman of the Government of the Russian Federation,

Anatoly Borisovich Chubais	Member of the Board of Directors of Joint Stock Company “RUSNANO”, Chairman of the Executive Board of Management Company RUSNANO LLC

Igor Rubenovich Agamirzyan	Member of the Board of Directors of Joint Stock Company “RUSNANO”, Vice-president of the National research university «Higher School of Economics»

Mikhail Vladimirovich Alfimov	Member of the Board of Directors of Joint Stock Company “RUSNANO”, Chairman of Scientific and Technical Council at the Board of Directors of RUSNANO JSC (independent director)

Oleg Vladislavovich Fomichev	Member of the Board of Directors of Joint Stock Company “RUSNANO”, State Secretary, Deputy Minister of Economic Development of the Russian Federation

Andrey Yurievich Ivanov	Member of the Board of Directors of Joint Stock Company “RUSNANO”, Deputy Minister of Finances of the Russian Federation

Denis Valentinovich Manturov	Member of the Board of Directors of Joint Stock Company “RUSNANO”, Minister of Industry and Trade of the Russian Federation

Vladislav Nikolaevich Putilin	Member of the Board of Directors of Joint Stock Company “RUSNANO”, Chairman of the Board of Directors of RUSNANO MC LLC

Pavel Mikhailovich Teplukhin	Member of the Board of Directors of Joint Stock Company “RUSNANO”, Chairman of the strategy committee of the Board of directors of Joint Stock Company “RUSNANO” (independent director)

Viktor Feliksovich Vekselberg	Member of the Board of Directors of Joint Stock Company “RUSNANO”, President of the non-commercial organization Foundation for development of the New Technologies Development and Commercialization Centre.

Ilya Arturovich Yuzhanov	Member of the Board of Directors of Joint Stock Company “RUSNANO”, The chairman of the Audit Committee of the Board of directors of Joint Stock Company “RUSNANO”, The chairman of the Audit Committee of the Board of directors of RUSNANO MC LLC (independent director)

Oleg Vladimirovich Kiselev	Member of the Executive Board of RUSNANO Management Company LLC

Boris Gennadievich Podolsky	Member of the Executive Board of RUSNANO Management Company LLC

Yury Arkadievich Udaltsov	Member of the Executive Board of RUSNANO Management Company LLC